HINDALCO
ADITYA BIRLA GROUP

82-3428

RECEIVED
2005 AUG 11 P 1:56

AM:PVK:557:2005 **August 6, 2005**

Securities and Exchange Commissi
Attn: International Corporate Finan
Division of Corporate Finance
450 Fifth Street
Wasthington D.C. 20549
United States of America

05010366

SUPPL

Dear Sir,

We write to inform you that at the Extraordinary General Meeting of the Members of the Company, held on Saturday, the 6th August, 2005, the Members of the Company have approved the proposal of sub-division of the Equity Shares of the Company from 1 Share of the face value of Rs. 10/- each into 10 Equity Shares of the face value of Re. 1/- each.

Please note that the Company has fixed the **Record Date** on Tuesday, the **6th September, 2005**, for the aforesaid purpose.

We hereby undertake that all the beneficiaries will be credited with the sub divided shares in their respective demat accounts within One day from record date fixed for sub division i.e. 7th September, 2005.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

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